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                First Allmerica Financial Life Insurance Company

                                                         October 6, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

RE: ALLMERICA SELECT SEPARATE ACCOUNT OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
     CIK No. 0000914285

     REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM N-4
     File No: 333-92117        Accession No:   0000912057-99-008249

Dear Sirs:

On December 3, 1999, the Allmerica Select Separate Account ("Registrant"; File No. 811-8116) of First Allmerica Financial Life Insurance Company ("First Allmerica") filed the above-referenced initial registration statement (File No. 333-92117) on Form N-4 for certain flexible payment deferred variable annuity contracts to be issued solely in New York. Concurrently, First Allmerica submitted the proposed form of contract to the New York Insurance Department for approval.

First Allmerica received comments from the Staff by letter from Mr. Kevin McEnery dated January 31, 2000, but the registration statement has not yet gone effective. However, following discussions with the New York Insurance Department, First Allmerica has concluded that it is unlikely that the Department will approve the contract form for the product in the foreseeable future. First Allmerica therefore has determined that it is appropriate to withdraw registration statement File No. 333-92117 at this time.

The Registrant hereby requests withdrawal of the registration statement on Form N-4, File Number 333-92117, pursuant to Rule 477(a) under the Securities Act of 1933.

If there are any questions concerning this request, please contact the undersigned at 508-855-4194.

Sincerely,

/s/ Sheila B. St. Hilaire
Sheila B. St. Hilaire
Assistant Vice President and Counsel